LEGAL & COMPLIANCE, LLC

LAURA ANTHONY, ESQUIRE

STUART REED, ESQUIRE

WWW.LEGALANDCOMPLIANCE.COM

OF COUNSEL

DIRECT E-MAIL:

        LAURAANTHONYPA@AOL.COM

October 7, 2008

VIA EDGAR FILING SYSTEM

Ms. Jennifer Gowetski

Senior Counsel

Securities and Exchange Commission

Washington, D. C. 20549.

RE: INfe Human Resources, Inc.

       Schedule 14C

       Filed September 17, 2008

       File No. 000-50374.

Dear Ms. Gowetski:

We are electronically filing herewith on behalf of Infe Human Resources, Inc. (the “Registrant”) Amendment No. 1 to the above-referenced Schedule 14C Information Statement.  We trust you shall deem Amendment No. 1 and the contents of this transmittal letter responsive to your comment letter dated September 23, 2008.

Our individual comment responses are as follows:

Questions:

1.

You state that holders representing approximately 75.39% of the outstanding voting shares have executed written consents approving an amendment to your Articles of Incorporation.  We also note the Security Ownership of Certain Beneficial Owners and Management table on page 4 indicating that your officers, directors and significant shareholders only own approximately 27.7% of your outstanding shares.  Please revise your disclosure to identify the shareholders that approved this proposal, and provide a table showing the number of outstanding shares and the percent of outstanding shares that each such shareholder holds.

Answer:

The proposed amendment to the Articles of Incorporation were voted upon by Arthur Viola and John Rudy in the amounts and percentages set forth in the tables on pages 4 and 5 for both voting preferred and common stock.  As set forth throughout the Schedule 14C (see second paragraph of “General Information”; opening two paragraphs of “Outstanding Securities and Voting Rights” and tables set forth on pages 4 and 5) each share of Series B Preferred Stock carries five hundred (500) votes on all matters submitted to shareholders for voting.  Accordingly the total percentage, including all voting rights, equaled 75.39%.

2.

Please tell us how you obtained the consents of the shareholders who approved this proposal, and provide a legal analysis detailing how acquiring the consents from the shareholders did not constitute a solicitation of proxies.

Answer:

The consents were given by the proposing shareholders, who are the sole members of the board of directors.  See answer to question 1 above.

3.

You state on page 3 that you are in preliminary discussions to secure equity financing, and that the purpose of the increase to your authorized shares is to avoid delay in the event you are able to secure financing.  Please confirm for us that the increase in your authorized shares is not currently a condition precedent to any such financing.

Answer:

The Registrant hereby confirms that the increase in authorized shares is not a condition precedent to any equity financing or to secure such financing.

The Company hereby acknowledges that (1) the company is responsible for the adequacy and accuracy of the disclosure in the filing; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/

Laura E. Anthony

INFE HUMAN RESOURCES, INC.

/s/ Arthur Viola

Chief Executive Officer

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401

PHONE: 561-514-0936 • CELL: 561-512-8224 •FAX 561-514-0832

E-MAIL •LAURAANTHONYPA@AOL.COM • WWW.LEGALANDCOMPLIANCE.COM